AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 16, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                           TREDEGAR INDUSTRIES, INC.
                                (Name of Issuer)

                           TREDEGAR INDUSTRIES, INC.
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    89465010
                     (CUSIP Number of Class of Securities)

                             NANCY M. TAYLOR, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                           TREDEGAR INDUSTRIES, INC.
                             1100 BOULDERS PARKWAY
                            RICHMOND, VIRGINIA 23225
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                   COPIES TO:
                          C. PORTER VAUGHAN, III, ESQ.
                               HUNTON & WILLIAMS
                          RIVERFRONT PLAZA, EAST TOWER
                              951 EAST BYRD STREET
                            RICHMOND, VIRGINIA 23219

                                JANUARY 16, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)
                           CALCULATION OF FILING FEE

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
                     TRANSACTION VALUE*                                           AMOUNT OF FILING FEE
                        $81,250,000                                                    $16,250.00
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     * Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,250,000 shares at $65.00 per share in accordance with Rule 0-11.
   [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
       and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       N/A     Filing Party:     N/A
Form or Registration No.:     N/A       Date Filed:     N/A

ITEM 1. SECURITY AND ISSUER.
     (a) The issuer of the securities to which this Schedule 13E-4 relates is Tredegar Industries, Inc., a Virginia corporation (the "Company"), and the address of its principal executive office is 1100 Boulders Parkway, Richmond, Virginia 23225.
     (b) This Schedule 13E-4 relates to the offer by the Company to purchase 1,250,000 shares (or such lesser number of shares as are properly tendered) of its common stock (the "Shares"), 12,388,495 of which Shares were outstanding as of January 13, 1998, at prices not in excess of $65.00 nor less than $58.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 16, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (or similar materials distributed to participants in the Company's dividend reinvestment and stock purchase plan, employee stock purchase plan or employee savings plan), which together constitute the "Offer," copies of which are attached as Exhibit (a)(1) and (a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other shareholders, although the Company has been advised that no director or executive officer of the Company intends to tender any Shares pursuant to the Offer. The information set forth in "Introduction" and "The Offer -- Section 1, Number of Shares; Proration" of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in "Introduction" and the "The
Offer -- Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a)-(b) The information set forth in "The Offer -- Section 9, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.
ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
     (a)-(j) The information set forth in "Introduction" and "The
Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.
ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.
     The information set forth in "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" and Schedule A, "Certain Transactions Involving Shares," of the Offer to Purchase is incorporated herein by reference.
ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.
     The information set forth in "Introduction" and "The Offer -- Section 9, Source and Amount of Funds," "The Offer -- Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer -- Section 11, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.
     The information set forth in "Introduction" and "The Offer -- Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.
ITEM 7. FINANCIAL INFORMATION.
     (a)-(b) The information set forth in "The Offer -- Section 10, Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference, the information set forth on pages 34 through 49 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1996, filed as Exhibit (g)(1) hereto, is incorporated herein by reference, and the information set forth on pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed as Exhibit (g)(2) hereto, is incorporated herein by reference.
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
ITEM 8. ADDITIONAL INFORMATION.
     (a) Not applicable.
     (b) The information set forth in "The Offer -- Section 13, Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.
     (c) The information set forth in "The Offer -- Section 12, Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.
     (d) Not applicable.
     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.
ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(1) Form of Offer to Purchase, dated January 16, 1998.
        (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Form W-9).
        (3) Form of Notice of Guaranteed Delivery.
        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
        (6) Form of Memorandum, dated January 16, 1998, to Participants in the Tredegar Industries, Inc. Dividend Reinvestment and Stock Purchase Plan.
        (7) Form of Memorandum, dated January 16, 1998, to Participants in the Savings Plan for the Employees of Tredegar Industries, Inc.
        (8) Form of Memorandum, dated January 16, 1998, to Participants in the Tredegar Industries, Inc. Employee Stock Purchase Plan.
        (9) Text of Press Release issued by the Company, dated January 14, 1998.
        (10) Form of Summary Advertisement, dated January 16, 1998.
        (11) Form of Letter to Shareholders of the Company, dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of the Company.
        (12) Form of Letter to Participants in the Tredegar Industries, Inc. Dividend Reinvestment and Stock Purchase Plan, dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of the Company.
        (13) Form of Letter to Participants in the Savings Plan for the Employees of Tredegar Industries, Inc., dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of the Company.
        (14) Form of Letter to Participants in the Tredegar Industries, Inc. Employee Stock Purchase Plan, dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of the Company.
     (b) Not applicable.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
     (f) Not applicable.
     (g)(1) Pages 34 through 49 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
        (2) Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.
                                       2

                                   SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.
January 16, 1998
                                         TREDEGAR INDUSTRIES, INC.
                                         By: /s/Norman A. Scher
                                            -------------------------
                                           Norman A. Scher
                                           Executive Vice President
                                       3


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                                 EXHIBIT INDEX
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
EXHIBIT
  NO.                                               DESCRIPTION
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(a)(1)    Form of Offer to Purchase, dated January 16, 1998.
  (2)     Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on
          Form W-9).
  (3)     Form of Notice of Guaranteed Delivery.
  (4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
  (5)     Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
          Other Nominees.
  (6)     Form of Memorandum, dated January 16, 1998, to Participants in the Tredegar Industries, Inc.
          Dividend Reinvestment and Stock Purchase Plan.
  (7)     Form of Memorandum, dated January 16, 1998, to Participants in the Savings Plan for the
          Employees of Tredegar Industries, Inc.
  (8)     Form of Memorandum, dated January 16, 1998, to Participants in the Tredegar Industries, Inc.
          Employee Stock Purchase Plan.
  (9)     Text of Press Release issued by the Company, dated January 14, 1998.
  (10)    Form of Summary Advertisement, dated January 16, 1998.
  (11)    Form of Letter to Shareholders of the Company, dated January 16, 1998, from John D. Gottwald,
          President and Chief Executive Officer of the Company.
  (12)    Form of Letter to Participants in the Tredegar Industries, Inc. Dividend Reinvestment and Stock
          Purchase Plan, dated January 16, 1998, from John D. Gottwald, President and Chief Executive
          Officer of the Company.
  (13)    Form of Letter to Participants in the Savings Plan for the Employees of Tredegar Industries,
          Inc., dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of
          the Company.
  (14)    Form of Letter to Participants in the Tredegar Industries, Inc. Employee Stock Purchase Plan,
          dated January 16, 1998, from John D. Gottwald, President and Chief Executive Officer of the
          Company.
(b)       Not applicable.
(c)       Not applicable.
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.
(g)(1)    Pages 34 through 49 of the Company's Annual Report to Shareholders incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
  (2)     Pages 2 through 7 of the Company's Quarterly Report on Form 10-Q for the quarter ended
          September 30, 1997.

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